[LOGO]	Constellation Brands, Inc.
Constellation	370 Woodcliff Drive, Suite 300
Fairport, New York 14450
phone 585-218-3600
Fax 585-218-3601

April 2, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: William Choi, Accounting Branch Chief

Re:  Securities and Exchange Commission Comment Letter dated February 28, 2007, with regard to:
    Constellation Brands, Inc.
    Form 10-K for the Fiscal Year Ended February 28, 2006 (the "Filing")
    Filed May 2, 2006
    File No. 1-08495

Dear Mr. Choi:

The responses of Constellation Brands, Inc. (the “Company”) to the comments of the staff contained in your letter dated February 28, 2007, are set forth below. For the convenience of the staff, the Company has formatted this letter such that the Company repeats, in the same numbered order contained in your letter, each comment (sometimes grouping comments together) with the Company’s response immediately following the numbered comment(s). The Company intends that its responses to comments that request revised disclosure will be reflected substantially as indicated below in its future filings only.

In connection with responding to the staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

1.
Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on pages 30 and 31 that your fiscal 2006 net sales benefited from volume growth in your branded wine product line and your Mexican beer portfolio.

Please explain in reasonable detail the applicable factors, such as movements in retail prices, new products, or promotional activity that caused volume to increase in these product lines. See SEC Release No. 33-8350.

2.
Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in selling, general and administrative expenses of the Constellation Wine segment from fiscal year 2005 to 2006, please quantify the extent to which the changes are attributable to the various contributing factors, such as selling expenses, advertising expenses, and the U.K. defined benefit plan adjustment. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company Response: Please refer to the below revised Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Fiscal 2006 Compared to Fiscal 2005, which addresses all items noted in Comments #1 and #2 above. Modifications to what was originally filed within the Company’s Form 10-K for the year ended February 28, 2006, are underlined.

Fiscal 2006 Compared to Fiscal 2005

Net Sales

The following table sets forth the net sales (in millions of dollars) by operating segment of the Company for Fiscal 2006 and Fiscal 2005.

	Fiscal 2006 Compared to Fiscal 2005
	Net Sales
	2006	2005	% Increase (Decrease)
Constellation Wines:
Branded wine	$2,263.4	$1,830.8	24%
Wholesale and other	972.0	1,020.6	(5)%
Constellation Wines net sales	$3,235.4	$2,851.4	13%
Constellation Beers and Spirits:
Imported beers	$1,043.5	$922.9	13%
Spirits	324.5	313.3	4%
Constellation Beers and Spirits net sales	$1,368.0	$1,236.2	11%
Corporate Operations and Other	$-	$-	N/A
Consolidated Net Sales	$4,603.4	$4,087.6	13%

Net sales for Fiscal 2006 increased to $4,603.4 million from $4,087.6 million for Fiscal 2005, an increase of $515.8 million, or 13%. This increase resulted primarily from an increase in branded wine net sales of $440.1 million (on a constant currency basis) and imported beer net sales of $120.5 million, partially offset by an unfavorable foreign currency impact of $35.5 million.

Constellation Wines

Net sales for Constellation Wines increased to $3,235.4 million for Fiscal 2006 from $2,851.4 million in Fiscal 2005, an increase of $384.0 million, or 13%. Branded wine net sales increased $432.6 million primarily from $337.5 million of net sales of the acquired Robert Mondavi brands and $43.6 million of net sales of Ruffino brands, which the Company began distributing in the U.S. on February 1, 2005, as well as a $51.5 million increase in branded wine net sales (excluding sales of Robert Mondavi and Ruffino brands). The $51.5 million increase is due primarily to growth in the Company’s branded wine net sales in the U.S. of $45.2 million resulting from a $28.2 million benefit from a shift in the mix of sales towards higher priced products and $17.0 million from new product introductions. Wholesale and other net sales decreased $48.5 million ($20.5 million on a constant currency basis) as constant currency growth in the U.K. wholesale business of $13.0 million was more than offset by a decrease in other net sales of $33.5 million. The decrease in other net sales is primarily due to the Company’s Fiscal 2004 decision to exit the commodity concentrate business during Fiscal 2005.

Constellation Beers and Spirits

Net sales for Constellation Beers and Spirits increased to $1,368.0 million for Fiscal 2006 from $1,236.2 million for Fiscal 2005, an increase of $131.8 million, or 11%. This increase resulted from increases in imported beers net sales of $120.5 million and spirits net sales of $11.3 million. The growth in imported beers net sales is primarily due to volume growth in the Company’s Mexican beer portfolio resulting from increased retail consumer demand. The growth in spirits net sales is attributable primarily to an increase in the Company’s contract production net sales.

Gross Profit

The Company’s gross profit increased to $1,324.6 million for Fiscal 2006 from $1,140.6 million for Fiscal 2005, an increase of $184.0 million, or 16%. The Constellation Wines segment’s gross profit increased $191.0 million primarily due to the additional gross profit of $171.7 million from the Robert Mondavi acquisition and additional gross profit of $50.4 million from branded wine net sales in the U.S. primarily due to a favorable mix of sales towards higher margin products and new product introductions, partially offset by reduced gross profit of $41.5 million from the decrease in other net sales. The Constellation Beers and Spirits segment’s gross profit increased $21.0 million primarily due to gross profit of $37.4 million on volume growth in the Company’s Mexican beer portfolio, partially offset by higher Mexican beer product costs of $9.5 million and transportation costs of $4.0 million. However, in connection with certain supply arrangements, the higher Mexican beer product costs were offset by a corresponding decrease in advertising expenses resulting in no impact to operating income. In addition, unusual items, which consist of certain costs that are excluded by management in their evaluation of the results of each operating segment, were higher by $28.1 million in Fiscal 2006 versus Fiscal 2005. This increase resulted primarily from accelerated depreciation costs associated with the Fiscal 2006 Plan (as defined below) of $13.4 million and increased flow through of adverse grape cost associated with the Robert Mondavi acquisition of $13.2 million. Gross profit as a percent of net sales increased to 28.8% for Fiscal 2006 from 27.9% for Fiscal 2005 primarily due to sales of higher-margin wine brands acquired in the Robert Mondavi acquisition, partially offset by the higher unusual items and higher Mexican beer product costs and transportation costs.

The Company expects transportation costs to continue to impact the Company’s gross margins. However, the Company is addressing this matter by continuing its evaluation and implementation of price increases on a market by market basis.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $612.4 million for Fiscal 2006 from $555.7 million for Fiscal 2005, an increase of $56.7 million, or 10%. The Constellation Wines segment’s selling, general and administrative expenses increased $67.2 million primarily due to increased selling expenses of $31.6 million, general and administrative expenses of $26.8 million, and advertising expenses of $8.8 million to support the growth in the segment’s business, primarily due to the costs related to the brands acquired in the Robert Mondavi acquisition. Included in the increase in general and administrative expenses was an expense of $6.4 million associated with the segment’s U.K. defined benefit pension plan related to a reduction in the period over which unrecognized actuarial losses are amortized. The Constellation Beers and Spirits segment’s selling, general and administrative expenses increased $4.6 million as increased selling expenses of $4.9 million and general and administrative expenses of $2.7 million were partially offset by lower advertising expenses of $3.0 million. The Corporate Operations and Other segment’s selling, general and administrative expenses increased $7.0 million primarily due to costs associated with professional service fees incurred in connection with the Company’s tender offer for Vincor that expired in December 2005 of $1.5 million and increased general and administrative expenses of $5.5 million to support the Company’s growth. Lastly, there was a decrease of $22.1 million of unusual costs which consist of certain items that are excluded by management in their evaluation of the results of each operating segment. Fiscal 2006 included costs associated primarily with professional service fees incurred for due diligence in connection with the Company’s evaluation of a potential offer for Allied Domecq of $3.4 million. Fiscal 2005 costs included $31.7 million of financing costs recorded in Fiscal 2005 related to (i) the Company’s redemption of its $200.0 million aggregate principal amount of 8 1/2% Senior Subordinated Notes due March 2009 (the “Senior Subordinated Notes”) of $10.3 millionand (ii) the Company’s new senior credit facility entered into in connection with the Robert Mondavi acquisition of $21.4 million, partially offset by net gains of $6.1 million recorded in Fiscal 2005 on the sales of non-strategic assets of $3.1 million and the receipt of a payment associated with the termination of a previously announced potential fine wine joint venture of $3.0 million. Selling, general and administrative expenses as a percent of net sales decreased to 13.3% for Fiscal 2006 as compared to 13.6% for Fiscal 2005 primarily due to the decrease in unusual costs.

Acquisition-Related Integration Costs

The Company recorded $16.8 million of acquisition-related integration costs for Fiscal 2006 in connection with the Company’s decision to restructure and integrate the operations of Robert Mondavi (the “Robert Mondavi Plan”). Acquisition-related integration costs included $5.3 million of employee-related costs and $11.5 million of facilities and other one-time costs. The Company recorded $9.4 million of acquisition-related integration costs for Fiscal 2005 in connection with the Robert Mondavi Plan. The Company does not expect acquisition-related integration costs in connection with the Robert Mondavi Plan to be significant for Fiscal 2007.

Restructuring and Related Charges

The Company recorded $29.3 million of restructuring and related charges for Fiscal 2006 associated with the restructuring plans of the Constellation Wines segment. Restructuring and related charges resulted from (i) the further realignment of business operations as previously announced in Fiscal 2004, a component of the Fiscal 2004 Plan (as defined below under the caption “Fiscal 2005 Compared to Fiscal 2004 - Restructuring and Related Charges”), (ii) the Robert Mondavi Plan, and (iii) costs associated with the worldwide wine reorganization announced in February 2006 (including certain personnel reductions in the U.K. during the third quarter of fiscal 2006) and the Company’s program to consolidate certain west coast production processes in the U.S. (collectively, the “Fiscal 2006 Plan”). Restructuring and related charges recorded in connection with the Fiscal 2004 Plan included $0.7 million of employee termination benefit costs and $1.3 million of facility consolidation and relocation costs. Restructuring and related charges recorded in connection with the Robert Mondavi Plan included $1.6 million of employee termination benefit costs, $0.7 million of contract termination costs and $0.5 million of facility consolidation and relocation costs. Restructuring and related charges recorded in connection with the Fiscal 2006 Plan included $24.3 million of employee termination benefit costs and $0.2 million of facility consolidation and relocation costs. In addition, in connection with the Fiscal 2006 Plan, the Company recorded (i) $13.4 million of accelerated depreciation charges in connection with the Company’s investment in new assets and reconfiguration of certain existing assets under the plan and (ii) $0.1 million of other related costs which were recorded in the cost of product sold line and the selling, general and administrative expenses line, respectively, within the Consolidated Statements of Income. The Company recorded $7.6 million of restructuring and related charges for Fiscal 2005 associated with the Fiscal 2004 Plan and the Robert Mondavi Plan.

For Fiscal 2007, the Company expects to incur total restructuring and related charges of $24.8 million associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan. In addition, the Company expects to incur total accelerated depreciation charges of $7.0 million associated with the Fiscal 2006 Plan. Lastly, the Company expects to incur total other related costs of $8.3 million associated with the Fiscal 2006 Plan.

Operating Income

The following table sets forth the operating income (loss) (in millions of dollars) by operating segment of the Company for Fiscal 2006 and Fiscal 2005.

	Fiscal 2006 Compared to Fiscal 2005
	Operating Income (Loss)
	2006	2005	% Increase
Constellation Wines	$530.4	$406.6	30%
Constellation Beers and Spirits	292.6	276.1	6%
Corporate Operations and Other	(63.0)	(56.0)	13%
Total Reportable Segments	760.0	626.7	21%
Acquisition-Related Integration Costs, Restructuring and Related Charges and Net Unusual Costs	(93.9)	(58.8)	60%
Consolidated Operating Income	$666.1	$567.9	17%

As a result of the factors discussed above, consolidated operating income increased to $666.1 million for Fiscal 2006 from $567.9 million for Fiscal 2005, an increase of $98.2 million, or 17%. Acquisition-related integration costs, restructuring and related charges and unusual costs of $93.9 million for Fiscal 2006 consist of certain costs that are excluded by management in their evaluation of the results of each operating segment. These costs represent restructuring and related charges of $29.3 million associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan; the flow through of adverse grape cost and acquisition-related integration costs associated with the Robert Mondavi acquisition of $23.0 million and $16.8 million, respectively; accelerated depreciation costs of $13.4 million associated with the Fiscal 2006 Plan; the flow through of inventory step-up associated with the Robert Mondavi acquisition of $7.9 million; costs associated with professional service fees incurred for due diligence in connection with the Company’s evaluation of a potential offer for Allied Domecq of $3.4 million; and other costs associated with the Fiscal 2006 Plan of $0.1 million. Acquisition-related integration costs, restructuring and related charges and unusual costs of $58.8 million for Fiscal 2005 represent financing costs associated with the redemption of the Company’s Senior Subordinated Notes and the Company’s new senior credit facility entered into in connection with the Robert Mondavi acquisition of $31.7 million; adverse grape cost and acquisition-related integration costs associated with the Company’s acquisition of Robert Mondavi of $9.8 million and $9.4 million, respectively; restructuring and related charges of $7.6 million in the wine segment associated with the Company’s realignment of its business operations and the Robert Mondavi acquisition; and the flow through of inventory step-up associated with the Hardy and Robert Mondavi acquisitions of $6.4 million; partially offset by a net gain on the sale of non-strategic assets of $3.1 million and a gain related to the receipt of a payment associated with the termination of a previously announced potential fine wine joint venture of $3.0 million.

Equity in Earnings of Equity Method Investees

The Company’s equity in earnings of equity method investees decreased to $0.8 million in Fiscal 2006 from $1.8 million in Fiscal 2005, a decrease of $0.9 million due primarily to a $5.0 million loss from the Company’s investment in Ruffino, partially offset by an increase in earnings of $4.1 million associated primarily with the Company’s investment in Opus One as a result of the Robert Mondavi acquisition. The $5.0 million loss from the Company’s investment in Ruffino is due primarily to the write-down of certain pre-acquisition Ruffino inventories.

Interest Expense, Net

Interest expense, net of interest income of $4.2 million and $2.3 million for Fiscal 2006 and Fiscal 2005, respectively, increased to $189.7 million for Fiscal 2006 from $137.7 million for Fiscal 2005, an increase of $52.0 million, or 38%. The increase resulted primarily from higher average borrowings in Fiscal 2006 primarily due to the Robert Mondavi acquisition and the investment in Ruffino in the fourth quarter of fiscal 2005.

Provision for Income Taxes

The Company’s effective tax rate was 31.8% for Fiscal 2006 and 36.0% for Fiscal 2005, a decrease of 4.2%. This decrease was primarily due to a non-cash reduction in the Company’s provision for income taxes of $16.2 million, or 3.4%, as a result of adjustments to income tax accruals in connection with the completion of various income tax examinations plus the income tax benefit the Company recorded under the repatriation provisions of the “American Jobs Creation Act of 2004” in connection with distributions of certain foreign earnings. The Company expects the effective tax rate for Fiscal 2007 to be approximately 36.5%, which is slightly higher than historical levels, as an increasing percentage of the Company’s earnings are coming from higher tax jurisdictions.

Net Income

As a result of the above factors, net income increased to $325.3 million for Fiscal 2006 from $276.5 million for Fiscal 2005, an increase of $48.8 million, or 18%.

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Financial Liquidity and Capital Resources, page 39

3.
In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company Response: In future filings, for each period presented, the Company will provide a more informative discussion of cash flows from operating activities, including changes in working capital components, explanations of the underlying reasons, and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.

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Contractual Obligations and Commitments, page 43

4.
Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Company Response: The Company will revise its tabular disclosure of contractual obligations to include estimated interest payments on its debt instruments. Footnotes will be added to the table to provide appropriate disclosures regarding the assumptions used in estimating the interest payments, as well as to clearly identify any debt instruments for which estimated interest payments have been excluded. The revised presentation will be substantially as follows:

Contractual Obligations and Commitments

The following table sets forth information about the Company’s long-term contractual obligations outstanding at February 28, 2006. It brings together data for easy reference from the consolidated balance sheet and from individual notes to the Company’s consolidated financial statements. See Notes 8, 9, 11, 12, 13 and 14 to the Company’s consolidated financial statements located in Item 8 of this Annual Report on Form 10-K for detailed discussion of items noted in the following table.

	PAYMENTS DUE BY PERIOD
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(in thousands)
Contractual obligations
Notes payable to banks	$79,881	$79,881	$-	$-	$-
Interest payments on notes payable to banks(1)	4,883	4,883	-	-	-
Long-term debt (excluding unamortized discount)	2,730,188	214,066	378,234	856,085	1,281,803
Interest payments on long- term debt(2)	782,579	180,253	318,701	233,622	50,003
Operating leases	457,377	65,586	97,018	71,491	223,282
Other long-term liabilities	312,699	86,154	69,414	46,896	110,235
Unconditional purchase obligations(3)	2,105,768	414,061	627,630	389,789	674,288
Total contractual obligations	$6,473,375	$1,044,884	$1,490,997	$1,597,883	$2,339,611

(1)
Interest payments on notes payable to banks include interest on both revolving loans under the Company’s Senior Credit Facility and on foreign subsidiary facilities. The weighted average interest rate on the revolving loans under the Company’s Senior Credit Facility was 5.7% as of February 28, 2006. Interest rates on foreign subsidiary facilities range from 3.8% to 8.9% as of February 28, 2006.

(2)
Interest rates on long-term debt obligations range from 6.3% to 8.6%. Interest payments on long-term debt obligations include amounts associated with the Company’s outstanding interest rate swap agreements to fix LIBOR interest rates on $1,200.0 million of the Company’s floating LIBOR rate debt. Interest payments on long-term debt do not include interest related to capital lease obligations or certain foreign credit arrangements, which represent approximately 1.6% of the Company’s total long-term debt, as amounts are not material.

(3)
Total unconditional purchase obligations consist of $26.1 million for contracts to purchase various spirits over the next seven fiscal years, $1,920.9 million for contracts to purchase grapes over the next sixteen fiscal years, $82.5 million for contracts to purchase bulk wine over the next eight fiscal years and $76.3 million for processing contracts over the next nine fiscal years. See Note 14 to the Company’s consolidated financial statements located in Item 8 of this Annual Report on Form 10-K for a detailed discussion of these items.

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Critical Accounting Policies, page 44

5.
In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. In this regard, it appears that including a discussion of your accounting policies and underlying estimates for restructuring activities to your critical accounting policies would be informative given your consecutive restructuring activities in recent years. Please refer to SEC Release No. 33-8350.

Company Response: In future filings, the Company will revise the discussion of its critical accounting policies, where appropriate, to focus on the assumptions and uncertainties that underlie the Company’s critical accounting estimates. We will quantify, where material, and provide an analysis of the impact of critical accounting estimates on the Company’s financial position and results of operations, including the effects of changes in critical accounting estimates between periods. In addition, we will include qualitative and quantitative analyses of the sensitivity of reported results to changes in the Company’s assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied, including for goodwill and intangible assets with indefinite lives, as appropriate. In future filings, the Company will consider including a discussion of its accounting policies and underlying estimates for restructuring activities in the Company’s disclosure of critical accounting estimates.

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Notes to Consolidated Financial Statements

Note 3. Acquisitions, page 69

6.
We note that you acquired The Robert Mondavi Corporation on December 22, 2004. Since it appears that the financial statements of the acquiree were not filed subject to Rule 3-05 of Regulation S-X in an Item 9.01 Form 8-K, please provide us with your significance tests under Rule 210.1-02(w) of Regulation S-X supporting your determination that acquiree and pro forma financial statements were not necessary.

Company Response: The following table presents as supplemental information for the staff the Company’s significance tests calculated in accordance with Rule 210.1-02(w) of Regulation S-X. As a result of the calculations, the Company determined that acquiree and pro forma financial statements were not necessary in connection with the Company’s acquisition of The Robert Mondavi Corporation (“Robert Mondavi”) on December 22, 2004, as noted below.

(in millions)	Company Data(1)	20% Threshold(2)	Robert Mondavi Data(3)	Significant
Purchase price for Robert Mondavi		$1,111.7	$1,042.7	No
Total assets	$5,558.7	$1,111.7	$978.2	No
Income before income taxes	$344.4	$68.9	$40.4	No

(1)	Total assets and income before income taxes are from the Company’s Form 10-K for the fiscal year ended February 29, 2004.

(2)
20% threshold for purchase price is calculated on the Company’s total assets as of February 29, 2004. 20% threshold for other line items is calculated on the Company’s balance for the respective line item.

(3)
Purchase price represents cash paid to shareholders in connection with the Robert Mondavi acquisition, plus cash paid for direct acquisition costs. Total assets and income before income taxes are from Robert Mondavi’s Form 10-K for the fiscal year ended June 30, 2004.

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Note 16. Earnings per Common Share, page 92

7.
We note that you have two classes of common stock and that you present basic earnings per share (EPS) using the two-class method. As required by paragraph 61(d) of SFAS 128, please also present diluted EPS data for each class of common stock. We advise you that your diluted EPS for Class A common stock should be based on the more dilutive of the two-class method or the if-converted method. Furthermore, diluted EPS for Class B common stock should be presented without assuming conversion. Please provide us with your historical EPS calculations had you assumed application of this guidance to the historical annual periods presented.

Company Response: The Company notes the staff’s comment regarding the use of the two-class method of computing earnings per share (“EPS”) since the Company has two classes of common stock, Class A common stock and Class B common stock. The Company has reviewed the requirements of paragraph 61 of SFAS No. 128, EITF Issue No. 03-6 and the proposed FASB Staff Position FSP FAS 128-a. As a result of that review, the Company has determined that on a prospective basis beginning with the Form 10-K for the fiscal year ended February 28, 2007, the Company will present both basic EPS and diluted EPS for both Class A common stock and Class B common stock. The diluted EPS for the Class A common stock will be presented on the more dilutive of the if-converted method or the two-class method of computing EPS. Historically, the Company has presented the diluted EPS for Class A common stock on the more dilutive if-converted method. Also, the diluted EPS for Class B common stock will be presented without assuming conversion into Class A common stock.

The Company has reviewed its historical calculations of both basic EPS and diluted EPS presented in the Form 10-K for the fiscal year ended February 28, 2006, in accordance with the guidance in the proposed FASB Staff Position FSP FAS 128-a. The Company noted no differences in the basic EPS for Class A common stock and Class B common stock presented and the Company has historically presented the more dilutive if-converted method for its Class A common stock. The following table shows the Company’s historical basic EPS and diluted EPS for both Class A common stock and Class B common stock in accordance with the above guidance.

	For the Years Ended
	February 28, 2006	February 28, 2005	February 29, 2004
Earnings per common share - basic:
Class A Common Stock	$1.44	$1.25	$1.08
Class B Common Stock	$1.31	$1.14	$0.98
Earnings per common share - diluted:
Class A Common Stock	$1.36	$1.19	$1.03
Class B Common Stock	$1.25	$1.09	$0.95

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Note 20. Restructuring and Related Charges, page 94

8.	As required by paragraph 20 of SFAS 146, please revise your disclosure in future filings to further detail the facts and circumstances leading to your restructuring activities.

9.
Please tell us and disclose the types of expenses that you include in the “Acquisition-related Integration Costs” line item and the types of expenses that you include in the “Restructuring and Related Charges” line item of your statements of income.

Company Response: The Company will revise its disclosure in future filings to further detail the facts and circumstances leading to the Company’s restructuring activities, as required by paragraph 20 of SFAS 146. The Company will also disclose in future filings the types of expenses included in the “Acquisition-Related Integration Costs” line item and the “Restructuring and Related Charges” line item of the Company’s statements of income.

The Company defines acquisition-related integration costs as nonrecurring costs incurred to integrate newly acquired businesses after a business combination which are incremental to those of the Company prior to the business combination. As such, acquisition-related integration costs include, but are not limited to, (i) employee-related costs such as salaries and stay bonuses paid to employees of the acquired business that will be terminated after their integration activities are completed, (ii) costs to relocate fixed assets and inventories, and (iii) facility costs and other one-time costs such as external services and consulting fees.

Restructuring and related charges consist of various costs accounted for under, as appropriate, either SFAS 112 or SFAS 146. Paragraph 8, footnote 7 of SFAS 146 states that “absent evidence to the contrary, an ongoing benefit arrangement is presumed to exist if an entity has a past practice of providing similar termination benefits.” Accordingly, as the Company has had several restructuring programs which have provided employee termination benefits in the past, the Company accounts for employee termination benefit costs under SFAS 112. The Company includes employee severance, related payroll benefit costs such as costs to provide continuing health insurance, and outplacement services as employee termination benefit costs.

Contract termination costs, and other associated costs including, but not limited to, facility consolidation and relocation costs are accounted for under SFAS 146. Per SFAS 146, contract termination costs are costs to terminate a contract that is not a capital lease, including costs to terminate the contract before the end of its term or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. The Company includes costs to terminate certain operating leases for buildings, computer and IT equipment, and costs to terminate contracts, including distributor contracts and contracts for long-term purchase commitments, as contract termination costs. Per SFAS 146, other associated costs include, but are not limited to, costs to consolidate or close facilities and relocate employees. The Company includes employee relocation costs and equipment relocation costs as other associated costs.

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Note 22. Business Segment Information, page 102

10.
You disclose on page 103 that adverse grape costs represent the amount of historical inventory cost on Robert Mondavi’s balance sheet that exceeds your estimated ongoing grape cost and is primarily due to the purchase of grapes by Robert Mondavi prior to the acquisition date at above-market prices. You further disclose that you recognized a flow through of inventory step-up associated primarily with the Robert Mondavi acquisition. If, as we assume, you recorded the acquired grape inventory at current replacement costs as stipulated by paragraph 37(c.)(3) of SFAS 141, please explain to us why a “flow through” of adverse grape costs is necessary. Please also tell us if the step-up of inventory included your grape inventory or only your finished goods and/or work in process inventories.

Company Response: As supplemental information for the staff, the Company responds to this comment as follows. Prior to the Company’s acquisition of Robert Mondavi, Robert Mondavi had entered into various long-term grape contracts which fixed the purchase price for certain grape varietals. At the time of Robert Mondavi’s purchase of certain of these grape varietals, the contracted pricing was higher than the current market pricing. As a result, at the time of the Company’s acquisition of Robert Mondavi, Robert Mondavi’s historical inventory carrying value included these above-market grape contract costs. This additional “layer” of cost included in Robert Mondavi’s historical inventory carrying value is what the Company refers to as “adverse grape costs”. In other words, the Company defines “adverse grape costs” as the difference between the historical carrying value of the acquired inventories and what the historical carrying value would have been if Robert Mondavi had paid market prices for their grape purchases. The Company estimates that the historical market prices are indicative of the ongoing costs of the Robert Mondavi business.

The acquired inventories primarily consisted of wine from the annual grape harvests of 2000 through 2004. The acquisition of Robert Mondavi occurred on December 22, 2004, which was after that calendar year’s grape harvest was completed. At the acquisition date, the grapes from the 2004 harvest had already been crushed and their juice had already been fermented. Therefore, the inventories that the Company acquired were classified as either bulk wine (work in process inventory) or case goods (finished goods inventory). As such, the Company recorded the acquired bulk wine and case goods inventories as stipulated by paragraphs 37(c.)(2) and 37(c.)(1), respectively, of SFAS 141. The inventory step-up that resulted from valuing both the acquired work in process and the acquired finished goods inventories in accordance with the provisions of SFAS 141 was less than the step-up that would have been required had the historical inventory carrying value not included the “adverse grape costs” component. In other words, the adverse grape costs are included in Robert Mondavi’s historical work in process and finished goods inventory carrying values, while the inventory step-up represents the increase in inventory value from historical carrying value to fair value, as defined in SFAS 141. Had the historical grape inventory been originally purchased by Robert Mondavi at market prices, the historical costs would have been lower, and the resulting inventory step-up would have been higher. Accordingly, the flow through of inventory step-up costs and “adverse grape costs” are applicable to both the acquired work in process as well as the acquired finished goods inventories.

For segment reporting purposes, the Company excludes both the flow through of adverse grape costs and the inventory step-up associated with the acquired Robert Mondavi inventories, consistent with how the chief operating decision maker and senior management evaluate the financial performance of the Constellation Wines segment. The Company’s chief operating decision maker and senior management measure the financial performance of the segment using a normal level of segment profit that is intended to be comparable between periods.

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Note 25. Selected Quarterly Financial Information (Unaudited), page 107

11.
We note that you disclose the components of and subtotals for “acquisition-related integration costs, restructuring and related charges, and unusual costs.” As these non-GAAP measures are subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K, please tell us why you believe disclosure of these measures are allowable. If you are able to justify presentation of these disclosures, you must meet the burden of demonstrating the usefulness of these non-GAAP measures. Therefore, please disclose the following information in future filings:

•	The manner in which you use these non-GAAP measures to conduct or evaluate business;
•	The economic substance behind your decision to use these measures;
•	The material limitations associated with use of these non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure, and;
•	The substantive reasons why you believe these non-GAAP financial measures provide useful information to investors.

In addition to the above guidance, please ensure that you provide reconciliation, preferably in tabular form, which reconciles each non-GAAP measure to the most directly comparable GAAP measure. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Company Response: Pursuant to Item 302 of Regulation S-K, the Company discloses the components of material charges and/or credits to the results for each quarter presented in Note 25, Selected Quarterly Financial Information (Unaudited) in footnotes (1) and (3) to the table. The required GAAP disclosures are presented in the “first” table, followed by footnotes (1), (2) and (3) to the table. Footnotes (1) and (3) are designed to provide additional detail of the material charges and/or credits included in the GAAP disclosures for each quarter presented as required by Item 302 of Regulation S-K and not to present non-GAAP measures. Subtotals have been provided to assist the reader of the financial statements in understanding the total of material charges and/or credits included in the reported GAAP disclosures. In future filings, in order to avoid any confusion that the Company is presenting non-GAAP measures, the Company will no longer present the “Total acquisition-related integration costs, restructuring and related charges and unusual costs” line item in the tables included in footnotes (1) and (3).

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Controls and Procedures, page 109

12.
You state in the conclusion that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In future filings, please also state that your officers conclude, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Company Response: In accordance with Exchange Act Rule 13a-15(e), the Company plans to state in its future filings that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

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Schedule II - Valuation and Qualifying Accounts

13.
We note that your filing excludes a Valuation and Qualifying Accounts schedule that lists, by major classes, all valuation and qualifying accounts and reserves not included in specific schedules. We further note that your financial statements include, at a minimum, valuation accounts such as provision for sales returns and uncollectible accounts receivable. Please either revise future filings to include this schedule or otherwise tell us why you believe the schedule is not required. See Rules 5-04 and 12-09 of Regulation S-X.

Company Response: A schedule of Valuation and Qualifying Accounts (Schedule II) required by Rule 12-09 of Regulation S-X is not included in the Company’s Form 10-K for the fiscal year ended February 28, 2006, due to the immateriality of the amounts to be included therein. The Company does not maintain a provision for sales returns as, due to the regulatory nature of the beverage alcohol business, the Company historically has had very little sales return activity. In addition, the allowance for doubtful accounts is not presented on Schedule II since there is full disclosure of material amounts related to the allowance for doubtful accounts in the financial statements and accompanying footnotes as permitted by Rule 5-04(b) of Regulation S-X. The allowance for doubtful accounts at February 28, 2006, and February 28, 2005, is disclosed in Note 1, Summary of Significant Accounting Policies. In accordance with Rule 4-02 of Regulation S-X, as additions and deductions to the allowance for doubtful accounts for the years ended February 28, 2006, February 28, 2005, and February 29, 2004, were not material, the amounts associated with these items are not separately set forth. Accordingly, the Company has not included Schedule II in its Form 10-K for the fiscal year ended February 28, 2006. The Company will continue to evaluate the required disclosure under Rules 5-04 and 12-09 of Regulation S-X to determine the necessity of including Schedule II in its future filings.

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If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 218-3671, Tom Howe at (585) 218-3665, or Greg Belemjian at (585) 218-3658.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Thomas S. Summer
Thomas S. Summer
Executive Vice President and Chief Financial Officer

Cc: Members of the Audit Committee of the Board of Directors of Constellation Brands, Inc.
   KPMG LLP